UROPLASTY, INC.
                                               Rules 424(b)(3) and 424(c)
                                                       File No. 333-58887

          Supplement No. 3 to Prospectus, dated August 11, 1999

First Quarter Fiscal 2000 Financial Results. The worldwide net revenues of Uroplasty, Inc. (the "Company") for its first fiscal quarter ended June 30, 1999, were $1,470,055, a 12% increase over the net revenues for the quarter ended June 30, 1998. Net loss for the first quarter was ($154,241) compared to a net income of $249,234 for the same period last year. Net loss per share for the first quarter was ($0.03) compared to net income of $0.05 for the first quarter of the previous year. During the three month period, the increase in revenues resulted from continued sales growth of the Company's major product, Macroplastique(r), and the decrease in operating profit resulted from significantly increased research and development expenses associated with FDA submission costs and increased selling and marketing expenses.

Summary of Operations:
                                   Three Months Ended June 30
                                      1999               1998

Net Revenue                     $1,470,055         $1,315,700
Operating Profit (Loss)          $(124,670)          $261,532
Net Income (Loss)                $(154,241)          $249,234

Basic Earnings (Loss) Per Share     $(0.03)             $0.05
Diluted Earnings (Loss) Per Share   $(0.03)             $0.05

Weighted average common and potential
common shares outstanding:
Basic                            5,923,371          4,740,237
Diluted                          5,923,371          5,079,455


Fiscal 1999 Year End Financial Results. The worldwide net revenues of Uroplasty, Inc. (the "Company") for its fiscal year ended March 31, 1999 were $5,308,587, a 22% increase over the net revenues for the fiscal year ended March 31, 1998. Operating income for the fiscal year was $121,801 compared to operating income of $661,642 for the previous year. Net income for the fiscal year ended March 31, 1999, was $331,906 compared to $407,841 for the fiscal year ended March 31, 1998. Net income per share for the fiscal year decreased to $0.06 compared to $0.10 for the previous fiscal year. The increase in revenues resulted from continued sales growth of the Company's major product, Macroplastique(r), and the decrease in operating profit resulted from significantly increased research and development expenses associated with FDA submission costs and increased selling and marketing expenses.

Research and Development expenditures, including those associated with United States regulatory activities, increased 59% to $1,236,855 for fiscal 1999. Research and Development expenses were 23% of sales. Research and Development expenses are anticipated to increase significantly in fiscal 2000 due to increased regulatory cost associated with continued United States regulatory activities.

Summary of Operations:

                                     Fiscal Year Ended March 31
                              						       1999            1998

Net Revenue                          $5,308,587      $4,335,908
Operating Profit                       $121,801        $661,642
Net Income                             $331,906        $407,841

Basic Earnings Per Share                  $0.06           $0.10
Diluted Earnings Per Share                $0.06           $0.09

Weighted average common and potential
common shares outstanding:
Basic                                 5,624,625       4,026,571
Diluted                               5,934,037       4,321,132


Forward Looking Statements. The Company may from time to time, in an attempt to provide assistance in understanding its anticipated future financial performance, make written or oral "forward-looking statements" such as may be contained in this supplement and elsewhere. "Forward-looking statements" are, however, by their very nature, subject to known and unknown risks and uncertainties relating to the Company's future performance that may cause the actual results, performance or achievements of the Company, or the industry, to differ materially from those expressed or implied in any such "forward-looking statements." Investors are cautioned that any "forward-looking statements" made by the Company here or elsewhere are qualified by and subject to the warnings and cautionary statements contained above and in the "Risk Factors" and "Forward- Looking Statements" sections of its Annual Report on Form 10-KSB to the SEC for the year ended March 31, 1999.

For further information, see the Company's Quarterly and Annual Reports on Forms 10QSB and 10KSB, respectively, available from the Company or through the SEC's EDGAR system.

                                The date of this Supplement is August 11, 1999.